UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934


DUANE READE INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

263578106
(CUSIP Number)

Michael Manley
Copper Arch Capital, LLC
565 Fifth Avenue, 11th Floor
New York, New York 10017
(212) 697-2756
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


January 12, 2004
(Date of Event which Requires Filing of this Statement)
____________________________________

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 263578106

(1)	Name of Reporting Person
	S.S. or I.R.S. Identification Nos. of Above Person
		Copper Arch Capital, LLC
		I.R.S. Identification No. 13-3984303

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   Delaware



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 1,454,100*

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 1,454,100*

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 1,454,100*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 6.05%


(14)	Type of Reporting Person (See Instructions) 	CO


*Copper Arch Capital, LLC ("Copper Arch") is a registered investment adviser which serves as investment adviser to Copper Arch Fund, LP ("Copper Arch Fund"), Copper Fund Offshore Portfolio, Ltd. ("Copper Arch Fund Offshore"), and Copper Spire Fund Plc ("Copper Spire"). As investment adviser, Copper Arch has the shared power to vote or direct the vote and to dispose or direct the disposition of all 1,454,100 shares of Common Stock owned by Copper Arch Fund, Copper Arch Fund Offshore and Copper Spire. Copper Arch disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that Copper Arch is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.
CUSIP No. 263578106

(1)	Name of Reporting Person
			Copper Arch Partners, LLC

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   Delaware



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 524,600*

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 524,600*

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 524,600*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 2.18%


(14)	Type of Reporting Person (See Instructions) 	CO


*Copper Arch Partners, LLC ("Copper Arch Partners") is the general partner of Copper Arch Fund. As general partner, Copper Arch Partners may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of 524,600 shares of Common Stock owned by Copper Arch Fund.
Copper Arch Partners disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that Copper Arch Partners is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.
CUSIP No. 263578106

(1)	Name of Reporting Person
		Scott Sipprelle

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions)                OO


(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   ______



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 1,454,100*

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 1,454,100*

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 1,454,100*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 6.05%


(14)	Type of Reporting Person (See Instructions) 	IN


*By virtue of his ownership interests, Scott Sipprelle may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of all 1,454,100 shares of Common Stock owned by Copper Arch Fund, Copper Arch Fund Offshore and Copper Spire. Scott Sipprelle disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that he is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.

CUSIP No. 263578106

(1)	Name of Reporting Person
		Jonathan Jodka

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   ______



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 1,454,100*

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 1,454,100*

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 1,454,100*

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 6.05%


(14)	Type of Reporting Person (See Instructions) IN


*By virtue of his ownership interests, Jonathan Jodka may be deemed to have the shared power to vote or direct the vote and to dispose or direct the disposition of all 1,454,100 shares of Common Stock owned by Copper Arch Fund, Copper Arch Fund Offshore and Copper Spire. Jonathan Jodka disclaims beneficial ownership of the shares of Common Stock referred to in this Statement, and the filing of this Statement shall not be construed as an admission that he is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of Common Stock covered by this Statement.

CUSIP No. 263578106

(1)	Name of Reporting Person
		Copper Arch Fund, LP

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   Delaware



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 524,600

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 524,600

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 524,600

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 2.18%


(14)	Type of Reporting Person (See Instructions) 	PN


CUSIP No. 263578106

(1)	Name of Reporting Person
		Copper Arch Fund Offshore Portfolio, Ltd.

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   Cayman Islands



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 825,400

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 825,400

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 825,400

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 3.43%


(14)	Type of Reporting Person (See Instructions) 	CO


CUSIP No. 263578106

(1)	Name of Reporting Person
		Copper Spire Fund Plc.

(2)	 Check the Appropriate Box if a Member of Group (See
Instructions)
	 (a) 1
	 (b) 0

(3)	 SEC Use Only

(4)	 Sources of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).?

(6)	Citizenship or Place of Organization   Ireland



Number of	(7)	Sole Voting Power None

Shares

Beneficially	(8)	Shared Voting Power 104,100

Owned by
Each		(9)	Sole Dispositive Power  None

Reporting
Person		(10)	Shared Dispositive Power 104,100

With


(11)	Aggregate Amount Beneficially Owned by Each Reporting
Person 104,100

(12)	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See 	Instructions) ?

(13)	Percent of Class Represented by Amount in Row (11) 0.43%


(14)	Type of Reporting Person (See Instructions) 	CO


Item 1. Security and Issuer
(a)	Security: Common Stock
(b)	Name and Address of Issuer:	Duane Reade Inc.
440 Ninth Avenue
NY, NY 10001

Item 2.	Identity and Background
(a) Name of Persons Filing: Copper Arch Capital, LLC, Copper Arch Partners, LLC, Copper Arch Fund, LP, Copper Arch Fund Offshore Portfolio, Ltd., Copper Spire Fund Plc (each a "Reporting Person").
(b) Address of Principal Business Office or Residence:	The
address of the principal business office of each reporting person is 565 Fifth Ave., 11th Fl., NY, NY 10017.
(c) Copper Arch Capital, LLC is an investment adviser registered with Commission under the Investment Advisers Act of 1940. Copper Arch Fund, LP, Copper Arch Fund Offshore Portfolio, Ltd., Copper Spire Fund Plc are each investment funds to which Copper Arch Capital, LLC acts as investment adviser. Copper Arch Partners, LLC is the general partner of Copper Arch Fund, LP. Scott Sipprelle is the managing member of, and Jonathan Jodka is a member of, each of Copper Arch Capital, LLC and Copper Arch Partners, LLC.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons was a party to a civil of judicial or administrative body of competent jurisdiction as a result of which any Reporting
Person     was or is subject to a judgment, decree or final
order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.
(f) Each of Copper Arch Capital, LLC and Copper Arch Partners, LLC are Delaware limited liability companies. Copper Fund, LP is a Delaware limited partnership. Copper Arch Fund Offshore Portfolio, Ltd. is a Cayman Islands company. Copper Spire Fund Plc is an Irish corporation. Each of Scott Sipprelle and Jonathan Jodka are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration
The shares held by each of Copper Arch Fund, LP,
Copper Arch Fund Offshore Portfolio, Ltd. and Copper Spire Fund Plc were acquired for cash funded by (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Person.
Item 4.	Purpose of Transaction
Each of Copper Arch Fund, LP, Copper Arch Fund
Offshore Portfolio, Ltd. and Copper Spire Fund Plc initially acquired the Common Stock beneficially owned by them for investment purposes. Each Reporting Person intends to continue to evaluate its respective investment in Common Stock based on the Issuer's financial condition, results of operations and prospects as well as other then-existing or anticipated facts and circumstances, including general economic, market and other financial conditions.
Accordingly, each Reporting Person reserves the right
to change its plans and intentions with respect to its investment in securities of the Issuer at any time as it deems appropriate. In particular, on December 23, 2003, the Board of Directors of the Issuer announced a merger agreement with an affiliate of Oak Hill Capital Partners, L.P. (the "Purchaser") pursuant to which the Purchaser agreed to purchase the Common Stock of the Issuer at $17.00 per share. The Reporting Persons are examining the merger agreement, and particularly the price at which the Purchaser has offered to purchase the Common Stock, as well as considering their options in respect of the merger agreement, including opposing the merger agreement.
Item 5.	Interest in Securities of the Issuer
Attached hereto as Schedule I is a list of the transactions by each of the Reporting Persons in Common Stock since November 12, 2003.
Each Reporting Person owns the aggregate number and percentage of the class of Common Stock set forth on the second part of the cover pages above. With respect to each Reporting Person, the number of shares of Common Stock with respect to which there is sole or shared power to vote or direct the vote or disposition thereof is also set forth on the second part of the cover pages above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
		Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any such other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding of proxies.
Item 7.	Materials to be Filed as Exhibits
None.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January [  ], 2004	COPPER ARCH CAPITAL, LLC

	            /s/ Michael
Manley
By:     Michael Manley
Title:  Authorized
Signatory

COPPER ARCH PARTNERS,
LLC

            /s/ Michael
Manley
By:     Michael Manley
Title:  Authorized
Signatory

COPPER ARCH FUND, LP

            /s/ Michael
Manley
By:     Michael Manley
Title:  Authorized
Signatory

COPPER ARCH FUND
OFFSHORE PORTFOLIO, LTD.

            /s/ Michael
Manley
By:     Michael Manley
Title:  Authorized
Signatory

COPPER SPIRE FUND Plc

           /s/ Michael
Manley
By:     Michael Manley
Title:  Authorized
Signatory

	SCOTT SIPPRELLE

	         /s/ Scott
Sipprelle

	JONATHAN JODKA

	        /s/ Jonathan
Jodka


Schedule I

All shares of Common Stock were acquired in a series of open market transactions effected with independent brokers.

Copper Arch Fund, LP

Trade


Date
 Quantity
 Price
--------
 --------------




12/1/2003
       99,000
     14.04
12/1/2003
         4,000
     14.05
12/2/2003
         6,600
     14.12
12/3/2003
       48,800
     14.16
12/3/2003
         5,900
     14.22
12/3/2003
         3,900
     14.19
12/4/2003
         3,900
     13.97
12/4/2003
         7,800
     14.01
12/5/2003
         5,900
     14.11
12/5/2003
         2,000
     14.75
12/8/2003
         7,800
     14.65
12/9/2003
         3,900
     14.55
12/9/2003
         9,800
     14.39
12/10/2003
         9,800
     14.04
12/11/2003
         7,000
     14.01
12/23/2003
       78,100
     17.14
12/23/2003
       78,100
     17.03
12/23/2003
       19,500
     17.25
12/23/2003
         9,800
     17.29
12/23/2003
         9,800
     17.14
12/23/2003
         9,800
     17.23
1/5/2004
       18,700
     16.91
1/5/2004
       18,600
     16.95
1/7/2004
       18,700
     16.93
1/7/2004
       18,600
     16.93
1/8/2004
       18,800
     16.96

Copper Arch Fund Offshore Portfolio, Ltd.

Trade

 Trade

Date
 Quantity
 Amount
Price
--------
 --------------
 --------------





12/1/2003
      151,000
 2,120,040.00
     14.04
12/1/2003
         6,000
      84,279.00
     14.05
12/2/2003
       10,400
    146,808.48
     14.12




12/3/2003
       76,200
 1,078,999.62
     14.16
12/3/2003
         9,100
    129,393.81
     14.22
12/3/2003
         6,100
      86,549.85
     14.19
12/4/2003
         6,100
      85,186.50
     13.97
12/4/2003
       12,200
    170,911.02
     14.01
12/5/2003
         9,100
    128,439.22
     14.11
12/5/2003
         3,000
      44,251.20
     14.75
12/8/2003
       12,200
    178,687.30
     14.65
12/9/2003
         6,100
      88,749.51
     14.55
12/9/2003
       15,200
    218,788.80
     14.39
12/10/2003
       15,200
    213,408.00
     14.04
12/11/2003
       11,000
    154,081.40
     14.01
12/23/2003
      121,900
 2,088,866.21
     17.14
12/23/2003
      121,900
 2,076,066.71
     17.03
12/23/2003
       30,500
    526,125.00
     17.25
12/23/2003
       15,200
    262,794.32
     17.29
12/23/2003
       15,200
    260,497.60
     17.14
12/23/2003
       15,200
    261,896.00
     17.23
1/5/2004
       31,300
    529,392.55
     16.91
1/5/2004
       31,400
    532,230.00
     16.95
1/7/2004
       31,300
    529,855.79
     16.93
1/7/2004
       31,400
    531,602.00
     16.93
1/8/2004
       31,200
    529,152.00
     16.96


Copper Spire Fund Plc

Trade


Date
 Quantity
Price
-----------
 --------------
-------------



11/20/2003
       5,100
     13.42
11/21/2003
      25,000
     13.42
11/24/2003
      20,000
     13.82
11/24/2003
      10,000
     13.89
12/31/2003
      24,000
     17.05
12/31/2003
      20,000
     17.01

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